

Mail Stop 3561

December 23, 2015

Via E-mail
Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
4 Tri Harbor Court
Port Washington, NY 11050

>   **Re: Aceto Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Filed September 11, 2015**
>   **File No. 0-04217**

Dear Mr. Roth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

10-K for the Fiscal Year Ended June 30, 2015
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, Page 27
Fiscal Year Ended June 30, 2015 Compared to Fiscal Year Ended June 30, 2014, page 27

1. To the extent changes in various line items reflected in your statement of income are due to more than one factor, please revise future filings to separately quantify and disclose the impact of each material factor on your results of operations. For example, on page 28 you indicate that net sales for the Human Health segment increased by $65,046 for the year ended June 30, 2015 largely driven by an increase in sales of Rising Products due to the PACK acquisition as well as new generic product launches during the past two years and price increases in certain products. Please provide us your proposed disclosure revisions to the net sales and gross profit sections of your discussion and analysis for the

fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

2. Please also disclose in future filings the business reasons for material changes between periods in the income before taxes (presented in Note 19 of your financial statements) for each of your three segments, as well as the amounts shown in the Unallocated Corporate column. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your proposed disclosure revisions to your discussion and analysis for the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 55

3. On page 25, you discuss collaborative arrangements with pharmaceutical companies and royalty agreements, which may represent collaborative arrangements under ASC 808-10. These arrangements appear to be material and increasing. In future filings, please disclose in the footnotes to your financial statements each of the following:
    - Information about the nature and purpose of each type of collaborative arrangement,
    - Your rights and obligations under each type of collaborative arrangement,
    - Your accounting policy for the sales and costs associated with each type of collaborative arrangement, including whether they are presented on a gross basis, with the amounts earned by the pharmaceutical companies in each period reflected in your cost of sales,
    - The income statement classification and amounts attributable to each type of collaborative arrangement for each period presented and
    - Separately disclose this information for any individually significant collaboration arrangements.
    Please provide us your proposed disclosures. Refer to the guidance in ASC 808-10-50.

Note 6. Goodwill and Other Intangible Assets, page 65

4. Please disclose in future filings a rollforward of the changes in your goodwill allocated to each reportable segment. Please provide us your proposed disclosures. Refer to ASC 350-20-50-1.

Schedule II, page 82

5. On pages 57 and 66, you discuss a reserve for price concessions. On page 81, you discuss an estimate for product returns. In future filings, please include the Schedule II disclosures required by Rules 5-04 and 12-09 of Regulation S-X for each of these accounts in either Schedule II or in the footnotes to your financial statements. In doing

so, please also quantify and describe the nature and reason(s) for each type of deduction made from each account. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining